Exhibit 12

ArvinMeritor, Inc.

Computation of Earnings to Fixed Charges

Nine Months Ended June 30, 2005

Earnings Available for Fixed Charges (A):

Pre-tax loss from continuing operations	$21

Less:
Equity in earnings of affiliates, net of dividends	(7)
14
Add fixed charges included in earnings:
Interest expense	88
Interest element of rentals	9
Total	97

Total earnings available for fixed charges:	$111

Fixed Charges (B):
Fixed charges included in earnings	$97
Capitalized interest	—
Total fixed charges	$97

Ratio of Earnings to Fixed Charges	1.14

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.